Exhibit 99.2

AIRNET TECHNOLOGY INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: ANTE)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to Be Held on November 30, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of AirNet Technology Inc. (the “Company”) will be held at Suite 301, No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, People’s Republic of China on November 30, 2022 at 10:00 A.M. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

To consider and, if thought fit, pass an ordinary resolution to consolidate every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of the Company into one share of the same class of par value of US$0.04 each (the “Share Consolidation”), with such Share Consolidation to be effective at 5:00 P.M., on December 9, 2022 (U.S. Eastern time), such that following and as a result of the Share Consolidation, the authorized share capital of the Company will be US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each.

The Board has also approved a proposed change of the ratio of the Company’s American Depositary Receipts representing ordinary shares, which is not subject to shareholder approval and thus not an agenda for consideration at the EGM, from one (1) American depositary share (“ADS”) for ten (10) ordinary shares to one (1) ADS for one (1) ordinary share (the “ADS Ratio Change”), conditional upon the Share Consolidation. The Share Consolidation and the ADS Ratio Change are not intended to modify the rights of existing shareholders in any material respect.

Any fractional shares held by any shareholder following and as a result of the Share Consolidation will be rounded up to the next whole number, by means of the Company issuing to such shareholder such additional fraction of a share (with a par value of US$0.04), credited as fully paid, as shall be necessary to achieve such whole number.

The Board has provided the following ordinary resolution for approval by the Company’s shareholders:

“RESOLVED THAT, every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of the Company be and are hereby consolidated into one share of the same class of par value of US$0.04 each (the “Share Consolidation”), with such Share Consolidation to be effective at 5:00 P.M., on December 9, 2022 (U.S. Eastern time), such that following and as a result of the Share Consolidation, the authorized share capital of the Company will be US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each.”

The Board has fixed the close of business on November 7, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjourned or postponed meeting thereof. The Board recommends the shareholders to vote FOR the resolution.

In respect of the matters requiring shareholders’ vote at the EGM, each ordinary share is entitled to one vote. Each ADS represents ten ordinary shares.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the EGM and any adjourned or postponed meeting thereof and are cordially invited to attend the EGM in person. Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the EGM to ensure your representation at such meeting. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying ordinary shares represented by their ADSs must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card to the Depositary. The Depositary has advised us that it intends to mail to all ADS holders a Voting Instruction Card containing a link to the Company’s website (http://ir.airnetgroup.cn/) containing this notice of EGM. If you wish to have the Depositary, through its nominee or nominees, vote or execute a proxy to vote the Shares represented by your ADSs, please execute and forward to the Depositary the Voting Instruction Card sent to you by the Depositary. A postage-paid envelope will be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to the Company’s proposals. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 12:00 P.M. (U.S. Eastern time), November 28, 2022. Only the registered ADS holders of record at the close of business on November 7, 2022 will be entitled to execute the Voting Instruction Card.

By Order of the Board of Directors,
/s/ Herman Man Guo
Herman Man Guo
Chairman and Interim Chief Financial Officer

Beijing, November 4, 2022

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